EXHIBIT (4)(S)

                                   ENDORSEMENT
                      (Only we can endorse this contract.)

                               ALTERATION OF TEXT

The Definitions section of the General Provisions on page 4 is amended as of the Contract Date to add the following definitions:

Proof of Death (as required under Death of Annuitant on page 6).--Any of the following: (1) a copy of a certified official certificate of death; (2) a statement by the attending physician, or an abstract of the record of the hospital where the Annuitant died, certifying to the Annuitant's death; (3) a copy of a decree by a court of competent jurisdiction as to a finding of death; or (4) any other proof of death acceptable to Prudential.

The Subaccount Unit Value section of the Variable Accumulation Provisions on page 9 is amended as of the Contract Date to further define as follows two items which help determine the Net Investment Factor for any Business Day:

The rate of net investment income earned for any Business Day is the rate of any dividends declared by the corresponding Portfolio of The Prudential Series Fund Inc., but not yet paid to the subaccount.

The rate of asset value changes in the subaccount for any Business Day is the rate determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding Business Day (not considering changes resulting from new purchase payments and withdrawals) and subtracting 1.0 from the result.

                                        By  /s/   Isabelle L. Kirchner
                                                  ----------------------
                                                  Secretary

VIP 3--84                                                      Printed in U.S.A.